STOCK PURCHASE AGREEMENT

This agreement dated as of April 29, 2011 (the "**Agreement**") is by and between Guy S. Cook, an individual residing at 246 Painted Hills Rd., Bozeman , Montana 59715, hereinafter referred to as the "**Seller,**" and Seaside 88, LP, a Florida limited partnership whose a principal address is 750 Ocean Royale Way, Suite 1101, Juno Beach, FL 33408, and hereinafter referred to as the "**Buyer.**"

WITNESSETH:

WHEREAS, the Seller desires to sell Six Hundred Thousand (600,000) shares of the common stock of Bacterin International Holdings, Inc. (the "**Shares**"), and the Buyer desires to purchase such Shares.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants herein contained, it is hereby agreed as follows:

On May 2, 2011, and at every five-week anniversary thereafter for the following three five-week periods (each a "**Closing Date**"), the Seller shall deliver to the Buyer all rights to One Hundred Fifty Thousand of the Shares and shall deliver by overnight delivery a certificate representing the Shares to the Buyer, and the Buyer shall concurrently pay to the Seller by bank wire an amount in lawful funds of the United States of America equal to the number of Shares purchased times a price per Share equal to 90% of the volume weighted average price of the shares of Bacterin International Holdings, Inc. traded on the AMEX during normal trading hours during the 10 trading days preceding each Closing Date.

The Seller represents and warrants that the Shares may be legally transferred to Buyer and that the Shares shall not carry any restrictions on their resale by the Buyer.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

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Guy S. Cook

Seaside 88, LP

By: Seaside 88 Advisors, LLC

By: ______________________________
Name: William J. Ritger
Title: Manager